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Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.

Tel: +1 214 978 3028

albert.g.mcgrath@bakernet.com

June 12, 2012

Mellissa Campbell Duru

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Gold Reserve Inc.

Schedule TO-I/A
Filed June 1, 2012
File No. 5-78278

Dear Ms. Duru:

Set forth below are the responses of Gold Reserve, Inc. (“Gold Reserve” or the “Company”) to the comments contained in the June 7, 2012 letter from the Securities and Exchange Commission (the “Commission”) to Albert G. McGrath, Jr. For ease of reference, each comment has been repeated below in italics, with Gold Reserve’s responses set forth below each comment. The numbering below corresponds to that used in the Commission’s comment letter.

Schedule TO-I/A

1.	We note the company has entered into a finalized agreement with Large Noteholders since the announcement of the repurchase offer and has commenced an alternative offer. This second offer would appear to be inconsistent with Rule 14e-5. Please consult the staff as soon as possible with respect to your proposed actions in this regard.

We discussed with the Commission Gold Reserve’s positions and possible courses of action. We then informed the Commission on Friday, June 8, 2012 by supplemental correspondence of the Company’s proposed course of action. The Company has filed Amendment No. 2 to its Schedule TO to reflect the course of action summarized in the supplemental correspondence.

2.	Further to our comment above. Please be advised that significant revisions would need to be made on a timely basis to the Repurchase Offer and Amended Notice to facilitate noteholders’ understanding of material revisions made to the offer and to unwind, as may be appropriate, the actions they may have taken. Please advise us of your intentions in this regard.

As of yesterday, no Holder (as defined in the Schedule TO) has tendered Notes to elect the Alternative Transaction. Consequently, there are no actions of a Holder electing the Alternative Transaction to unwind at this time.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

The Company has withdrawn the pending offer to Holders to participate in the Alternative Transaction by way of Amendment No. 2 and revised its disclosures regarding same.

Item 10. Financial Statements

3.	We note the revisions made in response to our prior comment 3 and reissue the comment. Please ensure you provide complete financial statements, inclusive of pro forma financial statements disclosing the effect of the contemplated alternative election transaction, as of the most recent balance sheet date. Refer generally to Item 1010(c) of Regulation M-A and 1011(c) of Regulation M-A.

As the Alternative Transaction has been withdrawn at this time, Gold Reserve submits that, consistent with other cash offers by an issuer pursuant to the terms of an indenture to purchase notes that are subject to a repurchase right, the Company’s financial statements are not material to a Holder’s decision to tender Notes to the Company for cash. However, Gold Reserve has stated its intention to pursue the Alternative Transaction, subject to compliance with applicable laws and the terms of its indenture, subsequent to the expiration of the Put Option. Accordingly, Gold Reserve has included in Amendment No. 2 certain selected pro forma financial statements disclosing the pro forma effect of the contemplated Alternative Transaction.

Amended Company Repurchase Notice

4.	In order to facilitate the Other Noteholders’ ability to make an informed decision regarding whether to tender, please provide detailed disclosure regarding the material terms of the contingent value right you describe as part of the alternative election. For example, specify:

•	the approximate dollar value or range of value of the CVR as of the most reasonable practicable date;

As disclosed in Gold Reserve’s filings with the Commission, the Company has sought approximately $2.1 billion, inclusive of interest to July 29, 2011, in claims brought before the International Centre for Settlement of Investment Disputes (the “Arbitration Proceeding”). There can be no assurance that the Company will receive any award or settlement with respect to the Arbitration Proceeding or collect on any proceeds of any award or settlement.

Nonetheless, Gold Reserve has included in Amendment No. 2 a chart showing solely for illustrative purposes the possible calculations of the proceeds payable with respect to the CVRs if and when an arbitration award is made and the Company receives cash proceeds with respect to such an award. The Company disclosed that the information is not indicative of the results and is not intended to be a projection of future results and further disclosed that future results may vary significantly because of various factors, including those discussed in “Risk Factors.”

Mellissa Campbell Duru June 12, 2012	Page 2

•	how the approximate value or range of value of each component of the CVR will be determined;

The value of the CVR will depend upon (i) whether an award or settlement of the Arbitration Proceeding is obtained by the Company, (ii) whether the Company collects any proceeds with respect to any award or settlement and (iii) the deductions to be made in calculating the payment, if any, to the Holder. As noted immediately above, the Company has included in Amendment No. 2 a chart showing solely for illustrative purposes the possible calculations of the proceeds payable with respect to the CVRs if and when an arbitration award is made and the Company receives cash proceeds with respect to such an award. The Company believes that it may address (i) and (ii) by stating the full amount claimed and disclosing that the Company may not obtain any award or settlement and further disclosing that the Company may not collect on any award or settlement.

The Company included in Amendment No. 2 a description of the deductions, which include taxes payable by the Company, professional fees and expenses not to exceed $10 million, accrued and unpaid operating expenses not to exceed $1 million, the principal amount of Modified Notes, if and when issued, and accrued and unpaid interest (assuming the Company is not in payment default and is in compliance with its indenture) and, solely with respect to an Enterprise Sale (described in the Amendment No. 2), change in control payments not to exceed an aggregate of $20 million.

•	the risk associated with the uncertainty of deductions for fees and expenses that would impact the amounts collectible from the arbitration proceeding and mining data sale (including for example, legal fees, taxes, etc);

The deductions noted in response to the above item were agreed to in negotiations with the Company’s Large Noteholders, as defined in Amendment No. 2. The Company agreed to caps on the amount of professional fees and expenses and accrued and unpaid operating expenses. The Company estimated for illustrative purposes taxes that could be deducted.

Mellissa Campbell Duru June 12, 2012	Page 3

•	the risk attendant with the arbitration award and/or sale of data that could affect the ability to obtain any amount of proceeds that would comprise the CVR

The Company included in Amendment No. 1 and Amendment No. 2. the following risk factor:

Failure to prevail in the arbitration proceedings and obtain compensation from Venezuela for the Brisas Project and Choco 5 property could materially adversely affect the Company.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation for all of the loss and damage resulting from Venezuela’s wrongful conduct, including the expropriation of the Brisas Project. Our claim includes the full market value of the legal rights to develop the Brisas Project as of the date of the Tribunals decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our last filing) of approximately $400 million. The cost of prosecuting our arbitration claim is substantial, and there is no assurance that we will be successful in establishing Venezuela’s liability or, if successful, will collect any award by the Tribunal for compensation from Venezuela.

Further, the Company included in Amendment No. 2, the following statements:

There can be no assurances that the Company will be receive an Arbitration Award or receive any proceeds with respect to an Arbitration Award, if one is made. See “Risk Factors.” Further, the Company anticipates that the Mining Data would have no value other than to an owner or operator of the Brisas property.

Alternative Transaction, page 13

5.	Please provide more detailed disclosure about the value of each of the component parts (other than cash) that are to be received in exchange for $700 aggregate principal amount of Notes not tendered. For example, provide an estimate of how much would be received for 147.06 common shares assuming a share price as of the most reasonable practicable date and an assigned value (or range) of values for the CVR component.

Mellissa Campbell Duru June 12, 2012	Page 4

The Company anticipates delivering cash, common shares, Modified Notes and contingent value rights to the Large Noteholders and those other Holders who elect the Alternative Transaction if the Proposed Restructuring is approved by the Company’s shareholders. As noted above, the value of the CVR cannot be estimated other than to recite the amount of the claim and the uncertainty of the Company receiving anything. The Company included disclosure that, assuming the common shares are valued at $3.32 per share, the closing price on June 8, 2012, the Company estimates the Offer Consideration component of Common Shares equals $688 per $700 principal amount of the Note. However, the Company noted that there can be no assurance that such value will be realized by any Holder

6.	Please revise to include disclosure that emphasizes that noteholders should assume that the CVR could be of zero value given the potential that nothing will be collected.

Gold Reserve has included the following additional disclosure in Amendment No. 2:

There can be no assurances that the Company will be receive an Arbitration Award or receive any proceeds with respect to an Arbitration Award, if one is made. See “Risk Factors.” Further, the Company anticipates that the Mining Data would have no value other than to an owner or operator of the Brisas property.

7.	We refer to disclosure in which you indicate that all holders will receive a pro rata portion of the aggregate Contingent Value Right, yet also describe that the Large Noteholders will be “eligible to participate pro rata in the 5% CVR”. Clarify your disclosure throughout to unequivocally state, if correct, that all holders, inclusive of the Large Holders, would receive a pro rata share of the CVR amount if collected.

Gold Reserve has included the following additional disclosure in Amendment No. 2:

The CVR will be increased proportionately for any Other Holders that elect to participate in the Alternative Transaction and the CVR amounts will be shared pro rata with holders of the Notes who participate in the Proposed Restructuring based on the principal amount of Notes delivered to the Company by all participating holders of Notes. If all Other Noteholders elect the Alternative Transaction, if and when available, the aggregate percentage of the Contingent Value Right issued would increase and represent an aggregate of 5.81% of the net proceeds.

Mellissa Campbell Duru June 12, 2012	Page 5

8.	Please clarify the “additional cash payment of a pro rata percentage” to which each holder will be entitled up to a maximum of up to $1,000,000. Is this distinct from the cash amount of $USD200 that each holder will receive for each $700 of notes not tendered? Please clarify.

Gold Reserve has included the following disclosure in Amendment No. 2:

In addition, each Holder that participates in the Proposed Restructuring will be entitled to an additional cash payment of a pro rata percentage (based on the outstanding principal amount of the Notes held by such Holder) of a maximum of up to $1,000,000 depending upon the participation of the Holders in the Alternate Transaction. The additional cash payment is in addition to the $200 payable for each $700 in principal amount of the Notes.

14. Additional Information, page 33

9.	Please refer to the fourth bullet point under this heading, which attempts to incorporate by reference future filings. Please note that Schedule TO does not permit the incorporation by reference of future filings. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. Therefore, if you intend to incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

Gold Reserve has deleted from Amendment No. 2 the referenced bullet point.

Please call me at (214) 978-3028 after your review of the above responses as Gold Reserve desires to resolve all of your questions and issues promptly. Thank you for your consideration of this matter.

Sincerely,

Baker & McKenzie LLP

/s/ Albert G. McGrath, Jr.

Albert G. McGrath, Jr.

Mellissa Campbell Duru June 12, 2012	Page 6